Reed Smith LLP Two Embarcadero Center Suite 2000 San Francisco, CA 94111-3922 +1 415 543 8700 Fax +1 415 391 8269 reedsmith.com
Marianne C. Sarrazin Direct Phone: 415.659.5936 Email: msarrazin@reedsmith.com

July 7, 2008

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Filing Desk

Re:  Neonode Inc., Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Neonode Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”) and pursuant to Rule 402 thereunder, the Company’s Registration Statement on Form S-3 (including exhibits) relating to an offering by selling shareholders of up to 15,733,607 shares of the Company’s Common Stock, $0.01 par value per share.

Please be advised that the Company has sent the amount of $186.00 via wire transfer payable to the order of the Securities and Exchange Commission to the SEC’s lockbox depository in payment of the requisite filing fee, pursuant to Section 6(b) of the Act.

Please promptly telephone the undersigned at (415) 659-5936 regarding the Staff’s determination to review the registration statement.

Very truly yours,

/s/ Marianne C. Sarrazin

Marianne C. Sarrazin

MCS:mcs

Enclosures

cc:	David Brunton, Neonode Inc.
Don Reinke, Esq., Reed Smith, LLP